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                                      EXHIBIT 12.01
                                  PACIFIC ENTERPRISES
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (Dollars in millions)
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                                             1997       1998       1999       2000       2001
                                          -------   --------   --------   --------   --------
Fixed charges:

Interest                                     $ 91       $ 84       $ 82       $ 72       $ 88
Interest portion of annual rentals             12         11          3          4          3
Preferred dividends of subsidiaries (1)        13          2          2          2          2
                                          -------   --------   --------   --------   --------
Total fixed charges for purpose of ratio     $116       $ 97       $ 87       $ 78       $ 93
                                          =======   ========   ========   ========   ========

Earnings:

Pretax income from continuing operations     $335       $274       $350       $396      $377
Add: Total fixed charges (from above)         116         97         87         78        93
                                          -------   --------   --------   --------   -------
Total earnings for purpose of ratio          $451       $371       $437       $474      $470
                                          =======   ========   ========   ========   =======

Ratio of Earnings to Fixed Charges           3.89       3.82       5.02       6.08      5.05
                                          =======   ========   ========   ========   =======


(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

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